UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
       ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
SwayBrand Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       November 16, 2015

Physical address of issuer
6832 West Wagner Drive, Monee, IL 60449

Website of issuer
https://www.swaybrand.com

Current number of employees
3

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$144,589	$33,001
Cash & Cash Equivalents	$136,589	$25,001
Accounts Receivable	$8,000	$8,000
Short-term Debt	$42,033	$49,634
Long-term Debt	$0	$0
Revenues/Sales	$2,955	$23,120
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	($278,701)	$4,456

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 10, 2021

SwayBrand Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

SwayBrand Inc. ("the Company") was incorporated on November 16, 2015 under the laws of the State of Delaware, and is headquartered in Monee, Illinois.

The Company is located at 6832 West Wagner Drive, Monee, IL 60449.

The Company's website is https://www.swaybrand.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to execute and grow, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. The Company believes that it is able to continue extracting cash from sales to sustain and extend its runway. Doing so could require significant effort and expense or may not be feasible.

The Company has not filed a Form D for its previous Convertible Note offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has outstanding Related Party debt. The Company owes Rose & Shield, Inc. for a loan totaling $35,784 as of December 31, 2020. This loan was issued on December 20, 2018 and accrues interest at the rate of 6% per annum, beginning in October 2019. Rose & Shield, Inc. is a related party and is managed and owned by the CEO and co-founder of the Company. Please see Reviewed Financials in Exhibit B for more information.

The Company has an outstanding PPP loan. The Company owes PNC Bank for a Small Business Association Paycheck Protection Program loan totaling $5,000. This loan has been granted in April 2020 and accrues at an interest rate of 1% per annum and has a maturity of April 2022.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business

SwayBrand is a technology platform & tool that helps brands and agencies discover authentic, diverse influencers; create insights sessions; and execute targeted campaigns & local events with creative content. Our mobile first AI-powered platform creates authentic influencer micro-marketing moments over social media for Brands, Startups and Nonprofits everywhere. Brands are given the ability to cut through layers of meetings, teams and agents to connect directly with influencers on a device that's already always in their hands.

Business Plan

SwayBrand believes that connecting brands to the originators of cultural trends and movements can cultivate equity in culture and breadth of brand impact.

Black American culture drives trends, impacts buying decisions, and moves the needle for brands, on a global scale. To date, multicultural and diverse creators have not properly captured the economic value of their creativity, cool and influence — their sway.

At the same time, most brands lack the cultural intelligence and devotion necessary to produce authentic, relevant, and impactful content; and therefore need access to multicultural creators. SwayBrand, built by Black founders and managed by Black executives, is facilitating that connection.

Our platform houses a two-sided digital marketplace that bridges the access gap between brands and creators by building authentic partnerships. These partnerships give brands access to exclusive, culturally relevant content, insights and data from The Culture.

SwayBrand provides brands a combination of benefits including:

Exclusive Insights + Content
Authentic content and cultural data and insights that look to unlock the immense buying power of diverse audiences and allow brands to grow with the speed of culture.

Agile Cultural Access
Connection to a marketplace of multicultural creators to establish relationships that allow agility in developing content. Content authentically flows with The Culture and profoundly impacts your brand relevance and reach.

Premium Talent
A quality over quantity model. SwayBrand's brand ambassadors, or "Authentikas" are vetted and approved by our team to ensure authenticity and quality of content and impact.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Horace L. Flournoy	Co-Founder & CEO	Responsible for SwayBrand's management and overall operations.
Israel Idonije	Co-Founder & CSO	Responsible for SwayBrand's strategic and planning initiatives.
Lauren Richard	COO	Responsible for SwayBrand's operations and financial analysis.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,085,000	Yes	79.06%	N/A
Series Seed Preferred Stock	166,050 shares of Series Seed Preferred Stock	Yes	11.94%	Liquidation and voting rights as defined in the COI in the purchase agreement
Convertible Notes	Fully converted into 89,950 shares of Series Seed Preferred (included in above total)	Yes	6.47% (Included in above total)	N/A

Restricted Stock Purchase Agreements	139,635 of equivalent Common Stock	Yes, if exercised	10.04%	Vesting starting on issuance date is performance-base & each has own vesting criteria

The Company has the following debt outstanding:

The Company has outstanding Related Party debt. The Company owes Rose & Shield, Inc. for a loan totaling $35,784 as of December 31, 2020. This loan was issued on December 20, 2018 and accrues interest at the rate of 6% per annum, beginning in October 2019. Rose & Shield, Inc. is a related party and is managed and owned by the CEO and co-founder of the Company. Please see Company Certified Financials in Exhibit B for more information.

The Company has an outstanding PPP loan. The Company owes PNC Bank for a Small Business Association Paycheck Protection Program loan totaling $5,000. This loan has been granted in April 2020 and accrues at an interest rate of 1% per annum and has a maturity of April 2022.

The Company's prior outstanding convertible debt has been converted into Series Seed Preferred Stock.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Horace L. Flournoy	855,000 shares of Common Stock	61.48%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
SwayBrand Inc., ("the Company") was incorporated on November 16, 2015 under the laws of the State of Delaware, and is headquartered in Monee, Illinois. SwayBrand is a technology platform & tool that helps brands and agencies discover authentic, diverse influencers; create insights sessions; and execute targeted campaigns & local events with creative content.

Liquidity and Capital Resources
We have approximately $72,000 in cash on hand as of February 24, 2021, which will be used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Friends & Family Common Shares Round	February 1, 2018	Section 4(a)(2)	Common Equity	$150,000	Continuing working capital
Pre-Seed Convertible Note Round	October 1, 2020	Section 4(a)(2)	Convertible Notes	$300,000	Continuing working capital
Series Seed Preferred Stock Round	October 31, 2020	Regulation D, 506(b)	Series Seed Preferred equity	$400,000 92,512	Continuing working capital
Series Seed Preferred Stock Crowd Round	April 2021	Regulation CF	Series Seed Preferred Equity	$78,750 18,250	Continuing working capital

All issued Convertible Notes have converted into Series Seed Preferred Stock. The Company issued Series Seed Preferred Stock via Regulation CF with SI Securities, LLC as intermediary, pursuant to the Form C filed in 2021.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH READER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

On December 20, 2018 the Company entered into a Promissory Note agreement with Rose & Shield, Inc. in the amount of $34,484. During 2019, notes outstanding increased to $42,084. The loan bears interest rate of 6% per annum and it will be due and payable on the earlier to occur of (i) one business day after the initial closing of the Company's Series Seed Preferred Stock financing and (ii) December 31, 2020. As of December 31, 2019, and December 31, 2018, the outstanding balance was in the amount of $42,084 and $ 34,484 respectively and the entire amount was classified as short-term liability. As of December 31, 2021 the loan payable amount totals $35,784.

Rose & Shield, Inc. is a related party. Horace L. Flournoy, the chief executive officer of the Company, is also an owner of Rose & Shield, Inc.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

Note on Ongoing Reporting.
Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
   (1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5)   the Company liquidates or dissolves its business in accordance with state law.

The Company has filed their Form C-AR for Fiscal Year ending December 31, 2020 approximately 6 business days after the regulatory deadline of 120 days after the close of the Fiscal Year.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Horace L. Flournoy

(Signature)

Horace L. Flournoy

(Name)

Co-Founder & Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Horace L. Flournoy

(Signature)

Horace L. Flournoy

(Name)

Co-Founder & Chief Executive Officer

(Title)

May 10, 2021

(Date)

/s/Israel Idonije

(Signature)

Israel Idonije

(Name)

Co-Founder & Chief Strategy Officer

(Title)

May 10, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



2020 Company Certified Financials

(unaudited)

I certify that these financial statements are true and complete in all material aspects.



DocuSigned by:

08CB69E99B714E8...

Horace L. Flournoy
CEO / President, SwayBrand Inc.

SwayBrand (Unaudited)

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (1754)	134,797.15
Chase 2218- CLOSED	0.00
PayPal Bank	0.00
Petty Cash	1,792.50
Total Bank Accounts	**$136,589.65**
Accounts Receivable	
Accounts Receivable (A/R)	8,000.00
Total Accounts Receivable	**$8,000.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$144,589.65**
TOTAL ASSETS	**$144,589.65**

SwayBrand (Unaudited)

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,400.00
Total Accounts Payable	**$2,400.00**
Credit Cards	
AmEx Business Gold-23003	793.89
AmEx Gold- 31004	0.00
AmEx SPG- 64003	555.55
Total Credit Cards	**$1,349.44**
Other Current Liabilities	
Intercompany Loans (7461) Rose Shield	35,784.00
Loan Payable	-2,500.00
SBA Loan	5,000.00
Total Other Current Liabilities	**$38,284.00**
Total Current Liabilities	**$42,033.44**
Total Liabilities	**$42,033.44**
Equity	
Opening Balance Equity	-722.04
Owner's Investment, Adam Gurney	1,700.00
Owner's Investment, Andrew Idowu	10,000.00
Owner's Investment, Corey Mays	10,000.00
Owner's Investment, Gamson Family Trust	160,000.00
Owner's Investment, Horace Flournoy	219,876.38
Owners Draw, Horace	-17,974.10
Transfer 0892	-57,109.66
Total Owners Draw, Horace	**-75,083.76**
Total Owner's Investment, Horace Flournoy	**144,792.62**
Owner's Investment, Israel Idonije	30,000.00
Owner's Investment, Jeffrey Eisenstodt	6,890.00
Owner's Investment, Logan Meinerz	30,000.00
Owner's Investment, Marie James Capital LLC	100,000.00
Owner's Investment, R41 Ventures LLC	63,000.00
Owner's Investment, Timoleon Balatsoukas	25,000.00
Owner's Investment, Xavier Thompson	55,000.00
Owner's Investment-Chris	10,975.00
Retained Earnings	-300,378.70
Timbaerau LLC - Investment	35,000.00

SwayBrand (Unaudited)

Balance Sheet
As of December 31, 2020

	TOTAL
Net Income	-278,700.67
Total Equity	**$102,556.21**
TOTAL LIABILITIES AND EQUITY	**$144,589.65**

SwayBrand (Unaudited)

Profit and Loss
January - December 2020

	TOTAL
Income	
Refund	-2,000.00
Sales	4,955.50
Total Income	**$2,955.50**
GROSS PROFIT	**$2,955.50**
Expenses	
Advertising & Marketing	7,286.72
Bank Charges & Fees	371.86
Brand Platform	10,300.00
Conference	4,436.70
Continuing Education	149.00
Contractors	125,112.13
Business Development Consulting	10.00
Marketing	1,200.00
Taha Shashtari	32,549.99
Web Development	300.00
Total Contractors	**159,172.12**
Fuel	1,119.70
Insurance	6,741.36
Job Supplies	708.10
Legal & Professional Services	44,778.00
Accounting	775.00
Total Legal & Professional Services	**45,553.00**
Meals & Entertainment	9,517.85
Media & Entertainment	20.39
Moving Expense	1,050.75
Office Supplies & Software	8,462.79
Other Business Expenses	49.96
Reimbursable Expenses	513.85
Shipping, Freight & Delivery	291.86
Software	1,373.63
Taxes & Licenses	1,781.45
Telephone	717.73
Travel	20,110.48
Gas	19.00
Hotel	1,256.80
Parking	651.07
Total Travel	**22,037.35**
Total Expenses	**$281,656.17**
NET OPERATING INCOME	**$ -278,700.67**
NET INCOME	**$ -278,700.67**

<h1 style="text-align:center">SwayBrand (Unaudited)</h1>

<p style="text-align:center">Statement of Cash Flows
January - December 2020</p>

	TOTAL
OPERATING ACTIVITIES	
Net Income	-278,700.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
AmEx Business Gold-23003	793.89
Intercompany Loans (7461) Rose Shield	-6,300.00
Loan Payable	-2,500.00
SBA Loan	5,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,006.11**
Net cash provided by operating activities	**$ -281,706.78**
FINANCING ACTIVITIES	
Owner's Investment, Gamson Family Trust	75,000.00
Owner's Investment, Horace Flournoy	125,000.00
Owner's Investment, Horace Flournoy:Owners Draw, Horace	-1,000.00
Owner's Investment, Horace Flournoy:Owners Draw, Horace:Transfer 0892	-61,205.00
Owner's Investment, Marie James Capital LLC	100,000.00
Owner's Investment, R41 Ventures LLC	63,000.00
Owner's Investment, Xavier Thompson	55,000.00
Owner's Investment-Chris	2,500.00
Timbaerau LLC - Investment	35,000.00
Net cash provided by financing activities	**$393,295.00**
NET CASH INCREASE FOR PERIOD	**$111,588.22**
Cash at beginning of period	25,001.43
CASH AT END OF PERIOD	**$136,589.65**

SwayBrand, Inc				
Statement of Changes in Shareholder's Equity				
for year ending 2020				
(Unaudited)				
	Share Capital	Retained Earning	Revaluation	Total
	$	$	$	$
At January 01, 2020	136599	-	-	1236599
Changes in accounting policy	-	-	-	-
Prior period error correction	-	-	-	-
Add: New Paid in Capital	-	-	-	-
Net Profit for the year		-	-	-
Revaluation gain	-	-	-	75083
Deduct: Owner's Withdrawal				
As at December 31, 2020				134797